McLaughlin & Stern, llp

Founded 1898

David W. Sass Partner Direct Phone: (212) 448–6215 E-mail: dsass@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066

March 6, 2013

By: EDGAR TRANSMISSION

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Re:	Birch Branch, Inc.

Schedule 13E-3

Filed October 5, 2012 by Birch Branch Acquisition Corp.,

Wang Xinshun, and Li Weitian

File No. 005-81624

Preliminary 14C Information Statement

Filed October 5, 2012

File No. 000-50936

Dear Mr. Duchovny:

In response to your comments, we have amended our filings and provided the information you requested. Below are our responses to your comments. Please refer to the attached 14C Preliminary Information Statement Amendment No. 4 for amendments to our original filings.

Revised Preliminary Information Statement

Fairness of the Transaction, page 8

1.	We reissue prior comment 3 from our January 22, 2013 letter. We note the added disclosure but you have included conclusory statements without providing any support for those statements. We note your conclusions that negative equity values and continuing decreases in the company’s book value led you to believe the merger price is fair. Similarly, you conclude, without describing your basis for doing so, that the merger price is a premium to the company’s going concern value: in this respect, we note you have not actually discussed the company’s going concern value.

McLaughlin & Stern, llp

In response to your comments, the filing persons have revised their Preliminary 14C Information Statement as follows:

“The Board also considered financial parameters of the Company such as net book value and going concern value. In particular, the Company had a negative equity of $7.3 million as of June 30, 2012 and a negative equity of $18.2 million as of September 30, 2012. Based on the negative book values and the continuing decrease of the Company’s book value, the Filing Persons concluded that the Cash Merger Price was fair to the unaffiliated security holders of the Company.

In addition to net book value, the Board also considered going concern value of the Company in reaching its decision on the fairness of the Cash Merger Price. The board and the Filing Persons believe that the Company can continue as a going concern and the major shareholder has indicated a willingness to continue financial support to the Company. The Board and the Filing Persons do not have any plan to close the business of the Company after evaluating the financial information from history, especially the fiscal year of 2011 and the first three quarters of 2012 and considering the turnover of China’s macro economy from the last quarter of 2012. The Company’s operation is currently under downturn due to the cold coke market of China which is due to the slowdown of the China’s steel market that is highly correlated the real estate market. However, management believes that the Chinese economy is expected to grow at least 8% for the future five years. With the release of controls over the real estate markets, the need for steel and coke are expected to go back to normal in the future five years. Since the Company will continue as a going concern, the Board has considered the Company’s going concern value as opposed to liquidation value.

As of December 31, 2012, the going concern value of the Company is $(29,275,434), which equals to (0.91) per share. In evaluating the going concern value, the Company’s management made various assumptions about expected future revenues, expenses, assets, liabilities and equity. These assumptions were made after gathering and analyzing data that affects the future economic outlook of the Company. The data was derived from sources such as the projected financial statements, publicly available information and other economic materials. The Cash Merger Price of $0.10 per Share represented a premium to the (0.91) per share going concern value of the Company. Accordingly, the analysis of the going concern value shows the fairness of the Cash Merger Price to unaffiliated shareholders of the Company.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 4: Item 2: Special Factors – Fairness of the Transaction.

Thank you very much for your review. Should you have any questions regarding this response, please feel free to contact me.

Yours truly,

/s/ David W. Sass
David W. Sass

Acknowledgement

Each of the Filing Person hereby acknowledges that:

- the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and
- the Filing Person may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

BIRCH BRANCH INC.

By:

Name: Wang Feng
Title: CEO
Date: March 6 , 2013

BIRCH BRANCH ACQUISITION CORP.

By:

Name: Wang Xinshun
Title: President
Date: March 6 , 2013

WANG XINSHUN

By:

Date: March 6 , 2013

LI WEITIAN

By:

Date: March 6 , 2013